Filed by Sorrento Networks Corporation pursuant to Rule 425

Under the Securities Act of 1933 and deemed

Filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Sorrento Networks Corporation

Commission File No.: 0-15810

[Sorrento Letterhead]

[form of letter sent to debenture holders]

June 11, 2004

Re: Notice of Sorrento Networks Corporation Debentures

Dear                                      :

Sorrento Networks Corporation (“Sorrento”) has entered into an Agreement and Plan of Merger, dated April 22, 2004 (the “Merger Agreement”), with Zhone Technologies, Inc. (“Zhone”), a Delaware corporation and Selene Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Zhone (“Merger Sub”). Under the terms of the Merger Agreement, Merger Sub will merge with and into Sorrento with Sorrento surviving as a wholly-owned subsidiary of Zhone (the “Merger”). Upon completion of the Merger, Sorrento stockholders will be entitled to receive 0.9 shares of Zhone common stock for each share of Sorrento common stock owned immediately prior to the closing of the Merger.

Sorrento’s stockholders will be asked to approve and adopt the Merger Agreement at a special meeting of its stockholders to be held on June 30, 2004. Assuming the Merger is approved, it is expected to be completed on July 1, 2004. Pursuant to the terms of your debenture, this communication is to serve as notice of the pending change of control.

Additional information about the Merger can be found in the joint proxy statement / prospectus filed by Zhone Technologies and accessible at www.sec.gov. Please contact me if you have any questions.

Very truly yours,

Mary Lay

Vice President, Finance